Exhibit 99.1

Nexters Shows Record High Bookings and Revenue in Q2 and First Half of 2021

September 22, 2021 -- Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV) an international game development company which strives to introduce the joy of core gaming experiences to casual players, today announced its unaudited financial and operational results for the first half year and second quarter ended June 30, 2021.

First Half And Second Quarter 2021 Highlights

•	Record high bookings of $268 million for H1 2021 and $154 million for Q2 2021, with 40% YoY growth in Q2

•	Record high quarterly revenues in Q2 2021 of $110 million, up 73% YoY

•	Record high monthly paying users of 395 thousand in Q2 2021, with 43% YoY growth

•	Record high daily active users of 1.2 million in Q2 2021, with 35% YoY growth

•	Record high marketing investment of $155 million in H1 2021 into expanding the player base

•	Chibi Island, a new mobile casual game, was officially released on iOS and Android

“We are very happy to kick off our life as a public company with such a strong set of financial and operating results” Nexters Co-founder and CEO Andrey Fadeev said. “Our fantastic team has made an enormous effort, which led to Nexters becoming as we believe the fastest growing gaming company among public peers. Our record-high bookings and other achievements in the first half of this year inspire us to proceed delivering great games to players around the world. After becoming the public company, we now have all the full set of instruments to execute our growth strategy”

First Half 2021 financial and operational performance

In the first half of 2021 our revenue increased by $74 million (or 61%) year over year and amounted to $196 million, driven mainly by an increase in bookings in the amount of $60 million.

Platform commissions increased by 51% in the first half 2021 compared with the same period in 2020, driven primarily by the increase in revenues.

Game operation costs and general and administrative expenses (hereinafter referred to as ”Operation and G&A expenses”) expenses increased by $8 million (or approximately 2 times) in the first half of 2021 vs. the same period in the prior year to reach $16 million. The increase was primarily due to:

•	Preparation of the Company for its listing on the NASDAQ, which resulted in substantial legal and consulting expenses incurred in the first half of 2021, and increased personnel and related share based compensation expenses resulting from new personnel hired at the end of 2020 and over the course of 2021;

•	Increase in personnel and other expenses resulting from the increase in the scale of the Group’s operations.

Selling and marketing expenses in the first half 2021 increased by $82 million (more than doubling year over year), and amounted to $155 million. The increase was due to the massive scaling of the investments into new players.

Net loss in the first half of 2021 amounted to $32 million vs. net income of $4 million in the respective period of 2020. The net loss in the first half of 2021 originated primarily from the substantial increase in marketing investments, increase in Operation and G&A expenses as well as platform commissions, and was partially offset by an increase in revenues.

Our substantial investments in marketing in 2021 resulted in a substantial increase in monthly paying users (MPU), which reached 356 thousand in the first half of 2021 vs. 283 thousand in the respective period of 2020, a growth of 26%.

Average bookings per paying user (ABBPU) remained relatively stable in the first half of 2021, at $120 in comparison to $118 in the respective period of 2020. Though we witnessed a generally increasing trend in our ABBPUs over the past several quarters, the stabilization of the ABPPU in the first half of 2021 vs. the respective period in the prior year was due to the substantial inflow of new paying users in the first half of 2021 and especially in Q2 2021, as paying users tend to have lower ABPPUs at the inception of the paying cohort.

The substantial increase in MPUs accompanied by a relatively stable level of ABPPU resulted in record high bookings of $268 million in the first half of 2021, which grew 29% year over year from $208 million in the first half of 2020.

Second Quarter 2021 financial and operational performance

In the second quarter of 2021 our revenue increased by $46 million (or 73%) year over year and amounted to $110 million, driven predominantly by an increase in bookings in the amount of $44 million.

Platform commissions increased by 60% in the second quarter of 2021 compared with the same period in 2020, driven primarily by the increase in revenues.

Operation and G&A expenses increased by $5 million (or 2.3 times) in the second quarter of 2021 vs. the same period in the prior year to reach $9 million. The increase was primarily due to same factors mentioned above in respect of the first half of 2021:

•	Preparation of the Company for its listing on the NASDAQ;

•	Increase in personnel and other expenses resulting from the increase in the scale of the Group’s operations.

Selling and marketing expenses in Q2 2021 increased by $60 million, or 193% year over year, and amounted to $91 million. The increase was due to the massive scaling of the investments into new players.

Net loss in the second quarter of 2021 amounted to $20 million vs. net income of $10 million in the respective period of 2020. The net loss in the second quarter of 2021 originated primarily from the substantial increase in marketing investments, increase in Operation and G&A expenses as well as platform commissions, and was partially offset by the increase in revenues.

Our substantial investments in marketing in 2021 resulted in a substantial increase in MPUs, which reached a record high of 395 thousand in the second quarter of 2021 vs. 277 thousand in the respective period of 2020, a growth of 43%.

A similar growth has been achieved in monthly active users (MAU) with a 42% increase year over year, reaching 7.6 million in the second quarter of 2021 after 5.3 million MAU in the prior year period. While the amount of daily active users reached its all-time record of 1.2 million in the second quarter of 2021, which is a 35% growth compared to the same period last year.

ABBPU remained relatively stable in the second quarter of 2021, at $125 in comparison to $128 in the respective period of 2020, which we attribute to the factors mentioned above in respect of the first half of 2021.

The substantial increase in MPUs accompanied by a relatively stable level of ABPPU resulted in record high quarterly bookings of $154 million in the second quarter of 2021, which grew 40% year over year from $110 million in the second quarter of 2020.

Recent developments

Closing of the business combination

On August 26, 2021 the Company consummated the previously announced business combination with Nexters Global Ltd. and Kismet Acquisition One Corp. Following the closing of the business combination, the Company’s ordinary shares and warrants started trading on the Nasdaq Global Market under the symbols “GDEV” and “GDEVW,” respectively. Please refer to the Form 20-F filed on the August 26, 2021 with the Securities and Exchange Commission (the “SEC”) for the details of the transaction.

Official Release of Chibi Island

On July 28, 2021 Nexters officially released Chibi Island, a new farm and adventure mobile game, after a successful “soft launch” in December 2020. Chibi Island has been in live testing since its soft launch with a limited set of features and content. It has been continuously updated since then with improvements to the game coming via player feedback and analysis of internal game performance metrics. Chibi Island succeeded Island Experiment, a casual farm game first launched on social media channels back in 2014, with nearly 30 million installs to date.

Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2021, as at March 31, 2021 and December 31, 2020

(in thousands of US$)

	NOTE	June 30, 2021	March 31, 2021	December 31, 2020
ASSETS
Non-current assets
Property and equipment		946	713	171
Intangible assets		128	129	76
Goodwill		1,473	1,465	—
Long-term deferred platform commission fees		105,227	95,117	89,562
Right-of-use assets		1,921	2,275	1,044
Deferred tax asset		17	—	—
Total non-current assets		109,712	99,699	90,853
Current assets
Trade and other receivables		64,882	45,845	32,974
Loans receivable		282	—	8
Other current assets			5
Cash and cash equivalents		40,898	99,912	84,557
Prepaid tax		3,083	3,074	3,137
Total current assets		109,145	148,836	120,676
Total assets		218,857	248,535	211,529

LIABILITIES AND SHAREHOLDERS' EQUITY
Equity
Share capital		27	27	27
Other reserves		8,112	8,329	8,289
Accumulated deficit		(193,500)	(123,289)	(111,451)
Total equity		(185,361)	(114,933)	(103,135)
Non-current liabilities
Lease liabilities - non-current		568	499	818
Long-term deferred revenue		105,597	90,774	78,985
Total non-current liabilities		106,165	91,273	79,803
Current liabilities
Short-term loans		—	46	49
Lease liabilities - current		1,274	1,593	293
Trade and other payables		36,424	40,370	19,502
Tax liability		534	391	306
Deferred revenue		259,821	229,795	214,711
Total current liabilities		298,053	272,195	234,861
Total liabilities		404,218	363,468	314,664
Total liabilities and shareholders' equity		218,857	248,535	211,529

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the three months ended March 31, 2021 and March 31, 2020 and three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$)

	Six months ended June 30,		Three months ended June 30,		Three months ended March 31,
	2021	2020	2021	2020	2021	2020
Revenue	196,333	122,035	109,644	63,260	86,689	58,775
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions	(53,990)	(35,774)	(29,510)	(18,418)	(24,480)	(17,356)
Game operation cost	(8,159)	(7,251)	(4,222)	(3,612)	(3,937)	(3,639)
Selling and marketing expenses	(155,472)	(73,353)	(90,745)	(30,973)	(64,727)	(42,380)
General and administrative expenses	(7,638)	(563)	(4,829)	(305)	(2,809)	(258)
Total costs and expenses, excluding depreciation and amortization	(225,259)	(116,941)	(129,306)	(53,308)	(95,953)	(63,633)
Depreciation and amortization	(1,068)	(232)	(609)	(150)	(459)	(82)
(Loss)/income from operations	(29,994)	4,862	(20,271)	9,802	(9,723)	(4,940)
Net finance (costs)/income	(1,247)	(354)	633	816	(1,880)	(1,170)
(Loss)/income before income tax	(31,241)	4,508	(19,638)	10,618	(11,603)	(6,110)
Income tax expense	(554)	(389)	(370)	(209)	(184)	(180)
(Loss)/income for the period net of tax	(31,795)	4,119	(20,008)	10,409	(11,787)	(6,290)
Other comprehensive (loss)/income	(250)	2	(199)	3	(51)	(1)
Total comprehensive (loss)/income for the period net of tax	(32,045)	4,121	(20,207)	10,412	(11,838)	(6,291)

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share, US$	(1,590)	206	(1,000)	520	(589)	(315)

Interim Condensed Consolidated Statement of Cash Flows

For the three months ended March 31, 2021 and March 31, 2020 and three and six months ended June 30, 2021 and June 30, 2020

		Six months ended June 30,		Three months ended June 30,		Three months ended March 31,
	Note	2021	2020	2021	2020	2021	2020
Operating activities
(Loss)/income for the period		(31,795)	4,119	(20,008)	10,409	(11,787)	(6,290)
Adjustments for:
Depreciation and amortization		1,068	232	609	150	459	82
Share-based payments expense	22	705	24	315	12	390	12
Net finance costs/(income) excluding bank charges		1,128	273	(697)	(854)	1,825	1,127
Income tax expense	10	554	389	370	209	184	180
		(28,340)	5,037	(19,411)	9,926	(8,929)	(4,889)
Changes in working capital:
(Increase) in deferred platform commissions	18	(15,665)	(25,950)	(10,110)	(14,101)	(5,555)	(11,849)
Increase in deferred revenue	18	71,722	85,840	44,849	47,140	26,873	38,700
(Increase) in trade and other receivables		(31,602)	(14,677)	(18,299)	(2,323)	(13,303)	(12,354)
Increase/(decrease) in trade and other payables		14,721	(3,535)	(4,782)	(638)	19,199	(2,897)
		39,176	41,678	11,658	30,078	27,214	11,600
Income tax (paid)/received		(30)	-	34	-	(64)	-
Interest paid		-	(7)	-	(7)
Net cash flows generated from/(used in) operating activities		10,806	46,708	(7,719)	39,997	18,221	6,711

Investing activities
Acquisition of intangible assets		(90)	-	(32)	-	(58)	-
Acquisition of property and equipment	12	(449)	(49)	(323)	(37)	(126)	(12)
Acquisition of subsidiary net of cash acquired	3	(1,240)	-	(23)	-	(1,217)	-
Proceeds from repayment of loans	13	8	179	-	179	8	-
Loans granted	13	(282)	-	(282)	-	-	-
Net cash flows (used in)/from investing activities		(2,053)	130	(660)	142	(1,393)	(12)

Financing activities
Payments of lease liabilities	14	(940)	(242)	(390)	(142)	(550)	(100)
Interest on lease	14	(50)	(27)	(26)	(25)	(24)	(2)
Repayment of borrowings	17	(49)	(3,980)	(49)	6	-	(3,986)
Dividends paid and distribution to shareholders	11	(50,534)	(8,187)	(50,230)	(4,947)	-	(3,240)
Net cash flows used in financing activities		(51,573)	(12,436)	(50,695)	(5,108)	(574)	(7,328)

Net (decrease)/increase in cash and cash equivalents for the period		(42,820)	34,402	(59,074)	35,031	16,254	(629)
Cash and cash equivalents at the beginning of the period		84,557	17,565	99,912	17,105	84,557	17,565
Effect of changes in exchange rates on cash held		(839)	523	60	354	(899)	169
Cash and cash equivalents at the end of the period		40,898	52,490	40,898	52,490	99,912	17,105

Selected operational and financial measures

Measure	Q2 2021	Q2 2020	Q2 2021 vs Q2 2020	H1 2021	H1 2020	H1 2021 vs H1 2020
Bookings*, US$ thousands	154,493	110,400	40%	268,055	207,875	29%
MPU, thousands	395	277	43%	356	283	26%
ABPPU*, $	125	128	-2%	120	118	2%

* Reflects corrections to the amounts reported in the Company’s previous filings with the SEC due to the identification of an immaterial error relating to the calculation of withholding taxes in 2020 and other insignificant adjustments identified in the course of the financial reporting closing process as of June 30, 2021. For further information, see Note 4 (Use of judgements and estimates—Immaterial error) to the Company’s interim condensed consolidated financial statements for the six months ended June 30, 2021 as filed with the SEC on September 22, 2021.

H1 and Q2 2021 conference call and webcast

Nexters will host a conference call and webcast to discuss its results at 10:00 a.m. U.S. Eastern Time (5:00 p.m. Moscow time, 3:00 p.m. London time) the same day.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928000
UK (toll free):	08003767922
UK (local):	08445718892
USA (toll free):	18669661396
USA (local):	16315107495
Russian Federation (toll free):	81080023575011
Russian Federation (local):	4952499849

Conference ID:	2869155

Webcast:
https://edge.media-server.com/mmc/p/7ukhausb

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 600+ inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations
Roman Safiyulin | Chief Corporate Development Officer
r.safiyulin@nexters.com

Media
Andrey Akimov | Chief Communications Officer
aa@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.